FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of April, 2003

Commission File Number: 0-29452


                                   RADCOM LTD.
                 (Translation of Registrant's Name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F      X          Form:40-F_______
               -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.'S ("RADCOM") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13244, 333-13246, 333-13248, 333-13250, 333-13254, 333-13252, 333-13236),
AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OF FURNISHED.


                                    CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which is attached hereto and incorporated by reference herein:

1. Press Release: Radcom Reports Preliminary First Quarter Results. Dated April 3, 2003.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     Radcom Ltd.
                                                     (Registrant)

Dated: April 9, 2003                                 By: /s/ David Zigdon
                                                         ----------------
                                                     David Zigdon
                                                     Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1 Press Release: Radcom Reports Preliminary First Quarter Results. Dated April 3, 2003.

                                  EXHIBIT 10.1




Contact:
David Zigdon, CFO
(972) 3-6455004
davidz@radcom.com


                RADCOM REPORTS PRELIMINARY FIRST QUARTER RESULTS


         TEL-AVIV,  Israel--April  03, 2003-- RADCOM Ltd.  (RADCOM)  (NASDAQ:
RDCM) today announced preliminary results for the first quarter ended March 31, 2003.

         For the first quarter of 2003, the Company expects to report revenues of about $1.6-$1.7 million, compared to $4.4 million in the first quarter of 2002, and $3.6 million in the fourth quarter of 2002. Net loss for the quarter is expected to be between ($0.25)-($0.27) per share, compared to ($0.12) in the first quarter of 2002, and ($0.10) in the fourth quarter of 2002. The Company will publish its full first quarter earnings report on April 28, 2003 after the close of trade.

         Commenting on the news, Mr. Arnon Toussia-Cohen, President and CEO of RADCOM, said, "The weakness in our first quarter sales reflects below-expected demand for our ATM and Frame Relay products, especially in the U.S. and Europe. At the same time, we are encouraged by initial interest in our recently-released Cellular Performer solution."

                                       ###

RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in a line of high-quality, integrated, multitechnology WAN/LAN test solutions as well as unique performance measurement solutions for VoIP and cellular converged networks. RADCOM's analysis and simulation solutions are used in the development and manufacture of network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network includes over 60 distributors in 50 countries worldwide and 10 manufacturer's representatives across North America. RADCOM's customers include Cisco, Lucent, Ericsson, Nokia, Motorola, AT&T, MCI Worldcom, Sprint, British Telecom, Deutsche Telecom and Telstra. For additional information, please visit the Company's website at www.radcom.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect, "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.